UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                        Jacksonville Bancorp Inc. (JAXB)
                      ------------------------------------
                                (Name of Issuer)

                                     Common
                      ------------------------------------
                         (Title of Class of Securities)

                                   469249205
                              --------------------
                                 (CUSIP Number)

                                 July 24, 2015
            -------------------------------------------------------
            (Date of Event Which Requires Filings of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 7 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Elizabeth Park Capital Advisors, Ltd.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]
       N/A
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio, USA
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             223,400*
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               0
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            223,400*
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       223,400*
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.95%*
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------

* The shares of common stock,$.01 par value (the "Shares"), of JACKSONVILLE BANCORP INC a Florida corporation (the "Company"), reported herein are held by Elizabeth Park Capital Master Fund, Ltd. (the "Fund"), which is managed by Elizabeth Park Capital Advisors, Ltd. (the "Adviser"). The Adviser, in its capacity as the investment manager of Fund, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 223,400 Shares, or 6.95% of the Shares deemed issued and outstanding as of July 24, 2015. Fred Cummings is the President and majority owner of the Adviser. The beneficial ownership percentage reported herein is based on 3,214,461 voting Shares issued and outstanding as of July 31, 2015, as disclosed in the Company's Quarterly Report for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on August 10, 2104. This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.



                                PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Elizabeth Park Capital Master Fund, Ltd.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]
       N/A
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio, USA
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             182,583*
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               0
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            182,583*
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       182,583*
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.68%*
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

* The shares of common stock, $.01 par value (the "Shares"), of JACKSONVILLE BANCORP INC a Florida corporation (the "Company"), reported herein are held by Elizabeth Park Capital Master Fund, Ltd. (the "Fund"), which is managed by Elizabeth Park Capital Advisors, Ltd. (the "Adviser"). The Adviser, in its capacity as the investment manager of Fund, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 223,400 Shares, or 6.95% of the Shares deemed issued and outstanding as of July 24, 2015. Fred Cummings is the President and majority owner of the Adviser. The beneficial ownership percentage reported herein is based on 3,214,461 voting Shares issued and outstanding as of July 31, 2015, as disclosed in the Company's Quarterly Report for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on August 10, 2104. This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.


                                PAGE 3 OF 7 PAGES

              Item 1(a) Name of Issuer:
                        Jacksonville Bancorp, Inc. (JAXB).

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        100 North Laura Street, Suite 1000
                        Jacksonville, FL 32202

              Item 2(a) Name of Person Filing:
                        Elizabeth Park Capital Advisors, Ltd.
                        Elizabeth Park Capital Master Fund, Ltd.

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        Elizabeth Park Capital Advisors, Ltd.
                        29525 Chagrin Blvd, Suite 318
                        Pepper Pike, OH 44122

                        Elizabeth Park Capital Master Fund, Ltd.
                        29525 Chagrin Blvd, Suite 318
                        Pepper Pike, OH 44122

              Item 2(c) Citizenship:
                        Elizabeth Park Capital Advisors, Ltd.: Ohio, USA Elizabeth Park Capital Master Fund, Ltd.: Ohio, USA

              Item 2(d) Title of Class of Securities:
                        Common Stock, $.01 par value

              Item 2(e) CUSIP Number:
                        469249205

              Item 3 If the Statement is being filed pursuant to Rule
                     13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [_] Broker or dealer registered under section 15 of the Act(15 U.S.C.78o).

(b)  [_] Bank as defined in section 3(a)(6) of the Act(15 U.S.C.78c).

(c)  [_] Insurance company as defined in section 3(a)(19) of the Act(15
         U.S.C.78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)  [_] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

                               PAGE 4 OF 7 PAGES

(f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C.1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
        (15 U.S.C.80a-3);

(j)  [_] Anon-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J), please specify the type of institution:


              Item 4    Ownership:
                        (a) Amount Beneficially Owned:
                        Elizabeth Park Capital Advisors, Ltd.: 223,400* Elizabeth Park Capital Master Fund, Ltd.: 182,583*

                        (b) Percent of Class:
                        Elizabeth Park Capital Advisors, Ltd.: 6.95%* Elizabeth Park Capital Master Fund, Ltd.: 5.68%*

                        (c) Number of shares as to which Elizabeth Park Capital Advisors, Ltd. such person has:

                        (i)  sole power to vote or direct the vote:
                             0

                       (ii)  shared power to vote or direct the vote:
                             223,400*

                      (iii)  sole power to dispose or to direct the
                             disposition of:
                             0

                       (iv) shared power to dispose or to direct the disposition of:
                             223,400*



                                PAGE 5 OF 7 PAGES

                             Number of shares as to which Elizabeth Park Capital Master Fund, Ltd. such person has:

                        (i)  sole power to vote or direct the vote:
                             0

                       (ii)  shared power to vote or direct the vote:
                             182,583*

                      (iii)  sole power to dispose or to direct the
                             disposition of:
                             0

                       (iv) shared power to dispose or to direct the disposition of:
                             182,583*

* The shares of common stock, $.01 par value (the "Shares"), of JACKSONVILLE BANCORP INC a Florida corporation (the "Company"), reported herein are held by Elizabeth Park Capital Master Fund, Ltd. (the "Fund") which is managed by Elizabeth Park Capital Advisors, Ltd. (the "Adviser"). The Adviser, in its capacity as the investment manager of Fund, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 223,400 Shares, or 6.95% of the Shares deemed issued and outstanding as of July 24, 2015. Fred Cummings is the President and majority owner of the Adviser. The beneficial ownership percentage reported herein is based on 3,214,461 voting Shares issued and outstanding as of July 31, 2015, as disclosed in the Company's Quarterly Report for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on August 10, 2104. This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.



              Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                        N/A

              Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                        N/A

              Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                        N/A


                               PAGE 6 OF 7 PAGES

              Item 8    Identification and Classification of Members of the
                        Group:

                        N/A

              Item 9    Notice of Dissolution of a Group:

                        N/A

              Item 10   Certification:
                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2015               Elizabeth Park Capital Advisors, Ltd.

                                        By: /s/ ERNEST C. PELAIA
                                        ------------------------
                                        Ernest C. Pelaia
                                        Operating Officer

                                        Elizabeth Park Capital Master Fund, Ltd.

                                        By: /s/ ERNEST C. PELAIA
                                        ------------------------
                                        Ernest C. Pelaia
                                        Operating Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of their representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see18 U.S.C.1001).


                               PAGE 7 OF 7 PAGES